March 3, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended March 28, 2015

Filed May 27, 2015

File No. 000-19357

Dear Ms. Raminpour:

On behalf of Monro Muffler Brake, Inc., a New York Corporation, please find below the Company’s response to your comment letter dated February 22, 2016. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K. In responding to these comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The numbered paragraphs below set forth the staff’s comments together with our response. For your convenience, we have repeated each of the staff’s comments in italics immediately above our responses to each corresponding comment.

Form 10-K for the Fiscal Year Ended March 28, 2015

Item 5. Market for the Company’s Common Equity and Related Stockholder Matters, page 16

1. Please tell us your consideration for including the performance graph as required by Item 201(e) of Regulation S-K.

Response: It is our understanding that the performance graph is required to be included in the Company’s annual report to stockholders, but not in its Form 10-K. This understanding is based on Instruction 7 to Item 201(e) of Regulation S-K, which states that “the information required by paragraph (e) of Item 201 need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting).” Further the staff of the Division of Corporation Finance has indicated in Regulation S-K Compliance and Disclosure Interpretations Question 106.10 that the performance graph is not required to be included under Item 5 of Form 10-K and need only be provided in the issuer’s annual report to stockholders.

The performance graph as required by Item 201(e) of Regulation S-K is included in the Company’s 2015 Annual Report under the Financial Highlights section on page 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Carrying Values of Goodwill and Long-Lived Assets, page 19

2. We note from your disclosure that you compare the fair value of your invested capital to the book value of your invested capital for purposes of the first step in a goodwill impairment analysis. As “invested capital” is not a term defined in ASC 350-20, please tell us your definition of “invested capital”. To the extent your definition of invested capital differs from the reporting unit or enterprise value, please explain.

Response: The term “invested capital”, as used in the Company’s disclosure, is intended to have the same meaning as the term “reporting unit”, as defined in ASC 350-20. In response to the Staff’s comment, in future filings on Form 10-K and Form 10-Q, the Company will replace the term “invested capital” with the term “reporting unit”.

Please feel free to call the undersigned at 585-784-3335 should you have any questions or require additional information.

Sincerely,

/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President – Finance,
Treasurer and Chief Financial Officer

CD: kar

CC:	Ms. Heather Clark – Securities and Exchange Commission

Ms. Claire Erlanger – Securities and Exchange Commission

Mr. Robert G. Gross – Chairman

Mr. John W. Van Heel – Chief Executive Officer

Ms. Maureen E. Mulholland, Esq. – General Counsel

Monro Muffler Brake, Inc. Audit Committee Members

Mr. Alexander McClean, Esq. – Harter Secrest & Emery LLP

Mr. Keith Stolzenburg – PricewaterhouseCoopers LLP

Mr. Brian J. D’Ambrosia – Monro Muffler Brake, Inc.

Ms. Eileen M. Tometsko – Monro Muffler Brake, Inc.

Mr. Christian M. Snyder – Monro Muffler Brake, Inc.

Ms. Michelle A. Cohen – Monro Muffler Brake, Inc.